March 26, 2009

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Radian Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Fiscal Quarter Ended September 30, 2008 File Number: 001-11356

Dear Mr. Rosenberg:

We are in the process of carefully considering and preparing our response to each of the comments included in your letter dated February 20, 2009. Where applicable, we have responded to these comments by providing additional disclosure in our 2008 Annual Report on Form 10-K, which was filed with the SEC on March 10, 2009. We currently expect to submit our formal response to each of the comments included in your February 20, 2009 letter (our response will be filed via EDGAR) on or before April 3, 2009.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer